Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER OF 2019

Revenue of $73.6 million, Net Profit of $8.1 million & adjusted EBITDA of $20.9 million;

AZOUR, Israel – May 21, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2019.

Highlights of the first quarter of 2019

•	Revenue of $73.6 million, up 17% year-over-year;
•	Adjusted EBITDA of $20.9 million (27.9% of revenues), up 9% year-over-year
•	Generated $14.9 million in quarterly operating cash flow;
•	Dividend of $5 million declared for the quarter;
•	Board of Directors approves share buy-back of up to $25 million;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “As we move through 2019, Ituran is a company on a new scale with significantly greater potential. The process of consolidating and combining Road Track with Ituran continues and we are working on building the top-line synergies in many of our regions. We look forward to reaping the rewards from our already highly successful and growing business over the coming quarters and years.”

Mr. Sheratzky added, “Today the board declared a share buy-back of up to $25 million. We believe that the ability to buy back our own shares, depending on market conditions, is a tool that will contribute to shareholder value over the long term.”

The results below also include consolidated non-GAAP financial results of Ituran, which exclude revenues and costs related to the purchase price allocation. For further details with regard to the reconciliation between the non-GAAP and GAAP results please see the financial tables with the press release.

First quarter 2019 Results

Revenues for the first quarter of 2019 were $73.6 million. Non-GAAP revenues for the quarter were $74.6 million representing an increase of 18% compared with revenues of $63.1 million in the first quarter of 2018.

The significantly higher average level of the US dollar exchange rate versus the Brazilian real, the Argentinean peso and the Israeli shekel, during the quarter versus the same period last year reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, first quarter revenue grew 32% year over year.

72% of revenues were from location based service subscription fees and 28% were from product revenues.

Non-GAAP revenues from subscription fees increased 19% over the same period last year. In local currency terms, subscription fees grew 36% over the same period last year. The subscriber base amounted to 1,782,000 as of March 31, 2019.

Product revenues increased 18% compared with the same period last year.

Gross profit for the quarter was $34.6 million (47.1% of revenues). Non-GAAP gross profit for the quarter was $35.9 million (48.1% of revenues). This represents an increase of 14% compared with gross profit of $31.5 million (49.9% of revenues) in the first quarter of 2018.

The non-GAAP gross margin in the quarter on subscription fees was 58.4% compared with 64.8% in the same period last year. The lower margin was due to the lower average gross margin on the recently acquired subscribers.

The non-GAAP gross margin in the quarter on products was 20.9% compared with 10.7% in the same period last year. The higher gross margin in the current quarter was due to the product mix sold during the quarter.

Operating profit for the quarter was $13.5 million (18.3% of revenues). Non-GAAP operating profit for the quarter was $16.2 million (21.6% of revenues) which represents an increase of 4%, compared with operating profit of $15.5 million (24.6% of revenues) in the first quarter of 2018. In local currency terms, the year-over-year increase was 23%.

Adjusted EBITDA for the quarter was $20.9 million (27.9% of revenues), an increase of 9% compared to $19.2 million (30.4% of revenues) in the first quarter of 2018. In local currency terms, the increase was 29% year-over-year.

Net income in the first quarter of 2019 was $8.1 million (10.9% of revenues) or fully diluted earnings per share of $0.38. Net income on a non-GAAP basis in the first quarter of 2019 was $10.7 million (14.3% of revenues) or fully diluted earnings per share of $0.50. This represents a decline of 5% compared with a net income of $11.3 million (17.9% of revenues) or fully diluted earnings per share of $0.54 in the first quarter of 2018. In local currency terms the year-over-year increase in net income was 14%.

Cash flow from operations for the quarter was $14.9 million.

As of March 31, 2019, the Company had cash, including marketable securities, of $54.5 million and debt of $73.6 million, amounting to a net debt of $19.1 million or $0.89 per share. This is compared with cash, including marketable securities, of $53.3 million and debt of $73.2 million, amounting to a net debt of $19.9 million, or $0.93 per share, as of December 31, 2018.

Dividend
For the first quarter of 2019, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

Share Buy Back
The board of directors approved a share buyback program under which the Company will be able to repurchase Ituran shares in an amount up to $25 million by December 31, 2020.

Conference Call Information

The Company will also be hosting a conference call later today, May 21, 2019 at 9am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0644
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0644
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2019

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2019

Table of Contents

Page

Condensed Consolidated Interim Financial Statements:
Condensed Consolidated Balance Sheets	2-3
Condensed Consolidated Statements of Income	4
Reconciliation of NON-GAAP results	5-6
Condensed Consolidated Statements of Cash Flows	7-8

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	Decmber 31,
(in thousands)	2019	2018
	(unaudited)
Current assets

Cash and cash equivalents	53,049	51,398
Investments in marketable securities	1,486	1,897
Accounts receivable (net of allowance for doubtful accounts)	50,192	54,261
Other current assets	52,036	52,983
Inventories	27,489	28,367
	184,252	188,906
Non- Current investments and other assets

Investments in affiliated companies	4,158	4,872
Investments in other companies	2,884	2,772
Other non-current assets	4,004	3,222
Deferred income taxes	11,849	12,127
Funds in respect of employee rights upon retirement	10,141	9,497
	33,036	32,490

Property and equipment, net	51,696	50,460

Operating lease right-of-use assets, net	7,736	-

Intangible assets, net	39,108	39,040

Goodwill	63,007	62,896

Total assets	378,835	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2019	2018
	(unaudited)
Current liabilities
Credit from banking institutions	13,319	10,559
Accounts payable	22,535	23,987
Deferred revenues	31,790	37,671
Operating lease liabilities, current	2,975	-
Other current liabilities	30,209	32,475
	100,828	104,692
Non- Current liabilities
Long term loan	60,314	62,622
Liability for employee rights upon retirement	15,766	14,801
Provision for contingencies	186	201
Deferred income taxes	6,064	6,458
Deferred revenues	11,896	8,221
Others non-current liabilities	298	325
Operating lease liabilities, non-current	4,761	-
Obligation to purchase non-controlling interests	16,567	16,272
	115,852	108,900

Stockholders’ equity	156,015	153,693
Non-controlling interests	6,140	6,507
Total equity	162,155	160,200

Total liabilities and equity	378,835	373,792

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
	US dollars
	Three months period ended March 31,
(in thousands except per share data)	2019	2018
	(unaudited)
Revenues:
Telematics services	53,159	45,699
Telematics products	20,445	17,379
	73,604	63,078
Cost of revenues:
Telematics services	22,577	16,081
Telematics products	16,390	15,540
	38,967	31,621

Gross profit	34,637	31,457
Research and development expenses	3,751	1,160
Selling and marketing expenses	2,930	2,852
General and administrative expenses	14,446	11,878
Other expenses, net	4	26
Operating income	13,506	15,541
Other expenses, net	(73)	-
Financing income (expenses), net	(1,015)	276
Income before income tax	12,418	15,817
Income tax expenses	(3,497)	(4,657)
Share in gains (losses) of affiliated companies ,net	(868)	687
Net income for the period	8,053	11,847
Less: Net loss (income) attributable to non-controlling interest	4	(566)
Net income attributable to the Company	8,057	11,281

Basic and diluted earnings per share attributable to Company’s stockholders	0.38	0.54

Basic and diluted weighted average number of shares outstanding (in thousands)	21,342	20,968

ITURAN LOCATION AND CONTROL LTD.

RECONCILIATION OF NON-GAAP RESULTS
	US dollars
	Three months period ended March 31,
(in thousands)	2019	2018
	(unaudited)

GAAP Revenues	73,604	63,078
Valuation adjustment on acquired deferred revenue	1,019	-
Non –GAAP revenue	74,623	63,078

GAAP gross profit	34,637	31,457
Gross profit adjustment	1,239	-
Non –GAAP gross profit	35,876	31,457

GAAP operating income	13,506	15,541
Other profit adjustments	1,546	-
Amortization	1,100	-
Non-GAAP operating income	16,152	15,541

Depreciation and amortization	4,699	3,623
Adjusted EBITDA	20,851	19,164

Net income attribute to the company's shareholders	8,057	11,281
Operation income adjustment	2,646	-
Non-GAAP net income attributable to Iturans' shareholders	10,703	11,281

ITURAN LOCATION AND CONTROL LTD.

Summary of NON –GAAP Financial Information
	US dollars
	Three months period ended March 31,
(in thousands except per share data)	2019	2018
	(unaudited)

revenue	74,623	63,078
Gross profit	35,876	31,457
Operation income	16,152	15,541
Net income attribute to shareholders	10,703	11,281
Adjusted EBITDA	20,851	19,164

Basic and diluted earnings per share	0.50	0.54

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2019	2018
	(unaudited)
Cash flows from operating activities
Net income for the period	8,053	11,847
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,115	3,623
Interest on long term credit	(13)	-
Loss (gains) in respect of trading marketable securities	28	(196)
Increase (decrease) in liability for employee rights upon retirement, net	274	(128)
Share in losses (gains) of affiliated company, net	868	(687)
Deferred income taxes	84	1,512
Capital losses from sale of property and equipment, net	6	52
Decrease (increase) in accounts receivable	4,929	(4,117)
increase in other current and non-current assets	(301)	(4,199)
Decrease (increase) in inventories	1,292	(570)
Operating lease right-of-use assets	1,193	-
Increase (decrease) in accounts payable	(1,596)	382
Decrease in deferred revenues	(2,548)	(336)
Increase (decrease) in other current and non-current liabilities	(2,778)	353
Operating lease liabilities	(1,193)	-
Increase in obligasion for purechase non-controling interests	494	-
Net cash provided by operating activities	14,907	7,536
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(75)	358
Capital expenditures	(6,930)	(6,618)
Investments in other companies	(13)	-
Repayment of loans from affiliated companies	-	2,145
Proceed from long term deposit	(78)	(91)
Sale of marketable securities,net	384	50
Proceeds from sale of property and equipment	27	203
Net cash used in investment activities	(6,685)	(3,953)

Cash flows from financing activities
Short term credit from banking institutions, net	(1,818)	(41)
Dividend paid	(4,909)	(5,032)
Dividend paid to non-controlling interest	(538)	(425)
Net cash used in in financing activities	(7,265)	(5,498)
Effect of exchange rate changes on cash and cash equivalents	694	(257)
Net Increase (decrease) in cash and cash equivalents	1,651	(2,172)
Balance of cash and cash equivalents at beginning of period	51,398	36,906
Balance of cash and cash equivalents at end of period	53,049	34,734

Supplementary information on financing and investing activities not involving cash flows:
In March 2019, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in April 2019